                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                              (AMENDMENT NO. 1)*


                              CREDIT DEPOT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                     225324409
--------------------------------------------------------------------------------
                                   (CUSIP Number)


      JONATHAN B. REISMAN, ESQ., 5100 TOWN CENTER CIRCLE, SUITE 330, BOCA RATON FLORIDA 33486, (561) 361-9300
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                              JANUARY 30, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO. 225324409

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HEIKO H. THIEME
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        NOT APPLICABLE
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       GERMANY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               335,578
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        335,578
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         335,578
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                              Page 2 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement and the name and address of the principal executive offices of the issuer of such securities ("Credit Depot") is as follows:

             Common Stock, $.001 par value per share (the "Shares")
                            Credit Depot Corporation
                                Wachovia Center
                                   Suite 700
                           Gainesville, Georgia 30501

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is Heiko H. Thieme (the "Reporting Person").

         (b) The business address of the Reporting Person is 1370 Avenue of the Americas, New York, New York 10019

         (c) The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted by each the Reporting Person is as follows:
Chief Executive Officer of The American Heritage Fund, Inc. (an investment company), American Heritage Growth Fund, Inc. (an investment company), Thieme Fonds International (an investment company), The Global Opportunity Fund Limited (an investment company), Thieme Consulting, Inc. (a consulting company), Thieme Securities, Inc. (a securities broker-dealer), American Heritage Management Corp. (an investment advisor), Thieme Asset Management S.A. (an investment advisor) and Thieme Associates, Inc. (an investment advisor). The principal business address of each such corporation other than The Global Opportunity Fund Limited ("Global"), Thieme Fonds International ("TFI") and Thieme Asset Management S.A. is 1370 Avenue of The Americas, New York, New York 10019. The principal business address of Global is c/o MeesPierson Fund Services (Bahamas) Limited, Charlotte House, P. O. Box N-9204, Nassau, Bahamas. The principal business address of Thieme Asset Management S.A. and TFI is 2, Place de Metz L-1930, Luxembourg.

         (d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                               Page 3 of 7 Pages

         (f)   The Reporting Person is a citizen of Germany.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person did not pay any funds for the warrants issued by Credit Depot owned by him or Thieme Consulting, Inc. (collectively, the "Warrants")..

ITEM 4.  PURPOSE OF TRANSACTION

         The Warrants were issued to the Reporting Person and Thieme Consulting, Inc. in connection with the Reporting Person serving as the Chairman of the Board of Directors of Credit Depot and for consulting services, respectively. The Reporting Person may, in the future, seek to acquire additional Shares for other purposes although the Reporting Person has no present intention of acquiring any additional securities for purposes other than for investment.

         Except as hereinafter set forth, the Reporting Person has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities issued by Credit Depot or the disposition of securities of Credit Depot;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Credit Depot or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Credit Depot or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Credit Depot, including any plans or proposals to change the number or term of director or to fill any existing vacancies on the Board of Directors;

         (e) Any material change in the present capitalization or dividend policy of Credit Depot;

         (f) Any other material change in Credit Depot's business or corporate structure;

         (g) Changes in Credit Depot's Certificate of Incorporation, bylaws or other actions which may impede the acquisition of control of Credit Depot by any person;

         (h) Causing the Common Stock of Credit Depot to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;





                               Page 4 of 7 Pages

         (i) A class of equity securities of Credit Depot becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         The Reporting Person has, from time to time, considered and initiated and will, continue to consider and may initiate transactions which would involve (a) the issuance by Credit Depot of a material amount of additional securities, (b) an extraordinary material transaction, (c) a change in the Board of Directors of Credit Depot, or (d) a material change in the capitalization of Credit Depot.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 335,578 Shares which represent approximately 5.5% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"). All of such Shares may be acquired upon exercise of the Warrants. The foregoing includes Shares beneficially owned by Thieme Consulting, Inc.

         Global is the beneficial owner of 783,999 Shares which represent approximately 12% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3. Of the foregoing, an aggregate of 300,000 Shares may be acquired upon conversion of two 10% Secured Convertible Notes in the aggregate face amount of $600,000 (each a "Secured Note"), 80,000 Shares may be acquired upon conversion of a 10% Secured Convertible Note in the face amount of $1,000,000 (the "Note") and 306,250 Shares may be acquired upon exercise of warrants issued by Credit Depot (the "Warrants"). the Reporting Person is the sole shareholder and Chief Executive Officer of the investment advisor to Global which is entitled to receive a fee which, in part, will be determined by Global's total return. The reporting Person disclaims any beneficial interest in the Shares owned by Global.

         American Heritage Growth Fund, Inc. ("AHGF") beneficially owns 8,000 Shares which represent less than 1% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3. The Reporting Person disclaims any beneficial interest in the Shares owned by AHGF.

         The Reporting Person disclaims any membership in a group with AHGF, Global or Thieme Consulting, Inc.

         (b) The Reporting Person, has, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of his Shares upon their issuance..

         (c) On January 30, 1998, Credit Depot issued a warrant to the Reporting Person for the purchase of up to 333,334 Shares at $1.24 per Share until January 30, 2008 (the "January Warrant"). The Statement on Schedule 13D, as amended, filed by Global is hereby incorporated by reference





                               Page 5 of 7 Pages
solely to the extent it discloses transactions with respect to securities issued by Credit Depot during the sixty day period immediately prior to the date hereof. Neither the Reporting Person nor any other person named in the response to Item 2 hereof engaged in any other transactions with respect to securities issued by Credit Depot during such 60 day period..

         (d) No other person is known has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the Shares owned by the Reporting Person.

         (e) Not applicable.


ITEM 6.  CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Credit Depot has paid a commission of $35,000 to Thieme Securities, Inc. and paid the Global's legal fees and expenses in connection with a loan by TFI to Credit Depot as evidenced by a Secured Note. Credit Depot has agreed to pay a commission of $25,000 to Thieme Securities, Inc. and Global's legal fees and expenses in connection with the loan by Global to Credit Depot on January 16, 1998. It is anticipated that Credit Depot will issue warrants to Mr. Thieme in both January 1999 and 2000 in connection with his serving as a the Chairman of the Board of Directors of Credit Depot if holds that position at those respective times.. Thieme Consulting, Inc. provides consulting services to Credit Depot and will receive remuneration therefor as determined by the Board of Directors of Credit Depot. Other than the foregoing and as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof and between such persons and any other person with respect to any securities of Credit Depot, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             Not Applicable. (for purposes hereof, the Reporting Person deems the guarantees of the subsidiaries of Credit Depot to be obligations of Credit Depot)





                               Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                           Date: February 9, 1998

                             /s/ Heiko H. Thieme
                  ----------------------------------------
                               Heiko H. Thieme





                              Page 7 of 7 Pages